SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES
ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

GATEWAY FINANCIAL HOLDINGS, INC.	56-2264354	000-33223

1(a) Name of Issuer (Please type or print)	(b) I.R.S. Ident. No.	(c) S.E.C. File No.

1145 North Road Street	Elizabeth City,	NC	27909	252 334-1511

1(d) Address of Issuer	Street	City	State	Zip Code	(e) Telephone No.
Area Code   Number

Mark A. Holmes	###-##-####	Officer	128 Sleepy Hollow Road, Camden, NC 27921

2(a)	Name of Person for Whose	(b)	Social Security	(c)	Relationship	(d)	Address Street City State Zip Code
	Account the Securities		No. or I.R.S.		to Issuer
	are to be Sold		Ident. No.

INSTRUCTION:	The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	Title of the Class of Securities To Be Sold

Common Shares

(b)	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities

Ryan Beck & Co., 222 Lakeview Avenue, West Palm Beach, FL 33401

S.E.C. use only Broker-Dealer File Number

(c)	Number of Shares or Other Units To Be Sold (See instr. 3(C))

24,255

(d)	Aggregate Market Value (See instr. 3(d))

468,364.05

(e)	Number of or Other Units Outstanding (See instr. 3(e)) Shares

6,697,672

(f)	Approximate Date of Sale (See instr. 3(f)) (Mo. Day Yr.)

05/23/2005

(g)	Name of Each Securities Exchange (See instr. 3(g))

NASDAQ

INSTRUCTIONS:

1.	(a)	Name of issuer.
	(b)	Issuer’s IRS Identification Number.
	(c)	Issuer’s SEC file number, if any.
	(d)	Issuer’s address, including zip code.
	(e)	Issuer’s telephone number, including area code.
2.	(a)	Name of person for whose account the securities are to be sold.
	(b)	Such person’s IRS identification number, if such person is an entity.
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing).
	(d)	Such person’s address, including zip code.
3.	(a)	Title of the class of securities to be sold.
	(b)	Name and address of each broker through whom the securities are intended to be sold.
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
	(f)	Approximate date on which the securities are to be sold.
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Name of Person from
		Nature of	Whom Acquired	Amount of
Title of	Date You	Acquisition	(if gift, also give	Securities	Date of
the class	Acquired	Transaction	date donor acquired)	Acquired	Payment	Nature of Payment

COMMON SHARES	5/23/05	EXERCISE OF INCENTIVE STOCK OPTIONS	GATEWAY FINANCIAL HOLDINGS, INC.	24,255	5/23/05	CASH

INSTRUCTIONS:

1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2.	If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST THREE MONTHS

Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.

Amount of
Securities
Name and Address of Seller	Title of Securities Sold	Date of Sale	Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

MAY 23, 2005

DATE OF NOTICE

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

Mark A. Holmes

(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:  INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL

CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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